NO ACT

PE
2-28-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

[redacted]

12025671

DIVISION OF
CORPORATION FINANCE

Received SEC
FEB 29 2012
Washington, DC 20549

February 29, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-29-12

Jon Cole
Nabors Corporate Services, Inc.
jon.cole@nabors.com

Re: Nabors Industries Ltd.

Dear Mr. Cole:

This is in regard to your letter dated February 28, 2012 concerning the shareholder proposal submitted by the Massachusetts Laborers' Pension Fund for inclusion in Nabors' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Nabors therefore withdraws its February 10, 2012 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Attorney-Adviser

cc: Barry C. McAnarney
Massachusetts Laborers' Pension Fund
14 New England Executive Park
Suite 200
Burlington, MA 01803-5201

NABORS
CORPORATE SERVICES, INC.

515 West Greens Road
Suite 1200
Houston, Texas 77067-4536

Phone: 281.775.3483
Dept. Fax: 281.775.8431

February 28, 2012

By Electronic Mail (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington D.C. 20549

Re: Withdrawal of No-Action Request Dated February 10, 2012, Regarding Shareholder Proposal by the Massachusetts Laborers' Pension Fund

Ladies and Gentlemen:

We refer to our letter, dated February 10, 2012 (the "No-Action Request"), pursuant to which we requested that the Staff of the Securities and Exchange Commission concur with our view that Nabors Industries Ltd., a Bermuda company, may exclude a shareholder proposal submitted by the Massachusetts Laborers' Pension Fund from the proxy materials for our 2012 Annual General Meeting of Shareholders.

Attached hereto as Exhibit A is a communication dated February 28, 2012 from the proponent withdrawing the proposal. In reliance on the proponent's withdrawal, we hereby withdraw the No-Action Request.

If we can be of any further assistance in this matter, please do not hesitate to call me at (281) 775-3483.

Sincerely,

Jon Cole
Associate Counsel

enclosures

cc: Barry C. McAnarney, Executive Director
Massachusetts Laborers' Pension Fund

Exhibit A

MASSACHUSETTS LABORERS' BENEFIT FUNDS
14 New England Executive Park, Suite 200
Burlington, MA 01803-5201
Tel: 781.272.1000 Fax: 781.238.0717

Fax

To:	Mr. Mark Andrews	From:	Barry C. McAnarney, Executive Director Massachusetts Laborers' Benefit Funds
Company:	Nabors Industries Ltd.		
Fax:	441-292-1334	Pages:	2 including cover page
Phone:		Date:	2/28/12
Re:		cc:	

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• Comments:

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MASSACHUSETTS LABORERS' PENSION FUND

14 NEW ENGLAND EXECUTIVE PARK • SUITE 200
BURLINGTON, MASSACHUSETTS 01803-5201
TELEPHONE (781) 272-1000 OR (800) 342-3792 FAX (781) 272-2226

February 27, 2012

Via Facsimile
441-292-1334

Mr. Mark Andrews
Corporate Secretary
Nabors Industries Ltd.
P.O. Box HM3349
Hamilton, HMPX
Bermuda

Dear Mr. Andrews:

On behalf of the Massachusetts Laborers' Pension Fund ("Fund"), I hereby withdraw the shareholder proposal ("Proposal") submitted by the Fund for inclusion in the Nabors Industries Ltd. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders.

If you have any further questions, please contact Jennifer O'Dell, Assistant Director, LIUNA Department of Corporate Affairs at (202) 942 2359.

Sincerely,

Barry C. McAnarney
Executive Director

BCM/gdo

cc: Jennifer O'Dell

NABORS
CORPORATE SERVICES, INC.

Laura W. Doerre
Vice President and General Counsel

515 West Greens Road
Suite 1200
Houston, Texas 77067-4536

Phone: 281.775.8166
Dept. Fax: 281.775.8431
Private Fax: 281.775.4319
Laura.Doerre@nabors.com

February 10, 2012

By Electronic Mail (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington D.C. 20549

Re: Shareholder Proposal by the Massachusetts Laborers' Pension Fund

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, on behalf of Nabors Industries Ltd., a Bermuda company (the "Company"), we hereby request confirmation that the Staff of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if, in reliance on Rule 14a-8(j), the Company excludes a proposal (the "Proposal") submitted by the Massachusetts Laborers' Pension Fund from the proxy materials for the Company's 2012 Annual General Meeting of Shareholders (the "2012 Proxy"), which the Company expects to file in definitive form with the Commission on or about April 30, 2012.

Pursuant to Rule 14a-8(j) and Staff Legal Bulletin No. 14D (Nov. 7, 2008), we are submitting this letter and its attachments to the Commission via electronic mail at shareholderproposals@sec.gov. Concurrently, we are sending a copy of this correspondence to the proponent as notice of the Company's intent to omit the Proposal from the 2012 Proxy.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2012 Proxy pursuant to Rule 14a-8(i)(9) because the Proposal conflicts with a proposal to be submitted by the Company in the 2012 Proxy.

THE PROPOSAL

The Proposal states:

"That the shareholders of Nabors Industries Ltd. ('Company') request that the Board of Director's Compensation Committee adopt a Pay for Superior Performance principle by establishing an executive compensation plan for senior executives ('Plan') that does the following:

- Sets compensation targets for the Plan's annual and long-term incentive pay components at or below the peer group median;
- Delivers a majority of the Plan's target long-term compensation through performance-vested, not simply time-vested, equity awards;
- Provides the strategic rationale and relative weightings of the financial and non-financial performance metrics or criteria used in the annual and performance-vested long-term incentive components of the Plan;
- Establishes performance targets for each Plan financial metric relative to the performance of the Company's peer companies; and
- Limits payment under the annual and performance-vested long-term incentive components of the Plan to when the Company's performance on its selected financial performance metrics exceeds peer group median performance."

A copy of the Proposal and supporting statement is attached to this letter as Exhibit A.

ANALYSIS

We believe that the Proposal may be properly excluded under Rule 14a-8(i)(9), which permits a company to omit a shareholder proposal and the related supporting statement from its proxy materials if such proposal "directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." In the 2012 Proxy, the Company currently intends to submit to its shareholders, and recommend a vote for their approval of, a proposal that would adopt a new "Incentive Bonus Plan." Pursuant to the Incentive Bonus Plan, performance-based awards will be available for grant to officers and key employees of the Company, including "senior executives," based on performance criteria to be outlined in the plan. Because the Proposal requests that the shareholders of the Company adopt a plan that also provides for performance-based awards to senior executives, but on different terms, the Company believes that the Proposal would be in direct conflict with the Company's proposal. Thus, if included in the 2012 Proxy, an affirmative vote on both the Company's proposal and the Proposal could lead to an inconsistent, alternative, ambiguous and conflicting mandate from shareholders.

The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." Exchange Act Release No. 40018, at

n. 27 (May 21, 1998). The Staff has consistently permitted companies to exclude from their proxy statements shareholder proposals that seek to place limitations or terms on incentive awards to senior executives when a company proposes to present its own incentive plan with different award terms. *See, e.g.*,

- *Charles Schwab Corp.* (Jan. 19, 2010) ("Charles Schwab," discussed below);
- *Abercrombie & Fitch* (May 2, 2005) (concurring in the omission of a proposal requesting that management adopt a policy requiring stock option vesting to be performance-based as conflicting with a company incentive plan proposal that provided for time-based vesting of stock options);
- *Crown Holdings, Inc.* (Feb. 4, 2004) (concurring in the omission of a proposal requesting management to consider terminating future stock options to top five executives as conflicting with a company proposal to implement a stock option plan for senior executives);
- *AOL Time Warner Inc.* (March 3, 2003) (concurring in the omission of a proposal requesting a prohibition on issuing additional stock options to senior executives as conflicting with a company stock option plan proposal that permitted grants of stock options to employees, including senior executives);
- *Baxter International, Inc.* (Jan. 6, 2003) (concurring in the omission of a proposal to prohibit future stock option grants to senior executives as conflicting with a company proposal to implement an incentive compensation plan providing for stock option grants to, among others, senior executives).

In Charles Schwab, the company received a proposal from a proponent with terms that are identical to those in the Proposal. The company planned to submit its own annual performance based incentive plan to its stockholders for approval. The two plans contained differences with regard to financial metrics, payment limits and compensation targets. The Staff agreed, in a situation very similar to that of this letter, that the company could exclude the proposal under Rule 14a-8(i)(9) because approval of both proposals would lead to conflicting results regarding the proper basis of incentive awards.

Similarly, the Incentive Bonus Plan, which will be submitted for shareholder approval in the 2012 Proxy, conflicts with the Proposal as follows:

(a) Financial Metrics for Performance-Based Awards.

The Proposal would require that the Company "[e]stablishes performance targets for each Plan financial metric relative to the performance of the Company's peer companies." By contrast, the Incentive Bonus Plan will provide that "performance criteria may reflect absolute entity performance or a relative comparison of entity performance to the performance of a peer group of entities or other external measure of the selected performance criteria." While the Proposal requires financial metrics to be based on performance relative to the Company's peer companies, the Incentive Bonus Plan will provide for the use of either relative or objective financial performance metrics. Notably, the differences in this regard are the same as the differences between the shareholder and company proposals in Charles Schwab. Therefore, approval of both proposals would lead to inconsistent and ambiguous results.

(b) Payment Limits.

The Proposal requires that the Company "[l]imits payment under the annual and performance-vested long-term incentive components of the Plan to when the Company's performance on its selected financial performance metrics exceeds peer group median performance." This approach directly conflicts with the Incentive Bonus Plan, which will have no such limitation. Under the Incentive Bonus Plan, bonuses will be paid upon the achievement of certain criteria determined by the Compensation Committee of the Company's Board of Directors, even if the Company's performance does not exceed peer group median performance.

(c) Compensation Targets.

The Proposal requires that the Company "[s]ets compensation targets for the Plan's annual and long-term incentive pay components at or below the peer group median." The Proposal's cap on compensation conflicts with the Incentive Bonus Plan, which will have no such restriction.

Accordingly, failing to exclude the Proposal from the 2012 Proxy would create the potential for inconsistent, conflicting and ambiguous results, particularly if both proposals were approved.

CONCLUSION

Based on the foregoing, we request your concurrence that the Proposal may be omitted from the 2012 Proxy pursuant to Rule 14a-8(i)(9). If we can be of any further assistance in this matter, please do not hesitate to call me at (281) 775-8166.

Sincerely,

Laura W Doerre

Laura W. Doerre
Vice President and General Counsel

enclosures

EXHIBIT A

MASSACHUSETTS LABORERS' BENEFIT FUNDS
14 New England Executive Park, Suite 200
Burlington, MA 01803-5201
Tel: 781.272.1000 Fax: 781.238.0717

Fax

To:	Mr. Mark Andrews	From:	Barry C. McAnarney, Executive Director Massachusetts Laborers' Benefit Funds
Company:	Nabors Industries Ltd.		
Fax:	441-292-1334	Pages:	4 including cover page
Phone:		Date:	12/14/11
Re:		CC:	

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

● Comments:

If you should have any problems receiving this transmission, please contact Gayle Otis, Ext 534

MASSACHUSETTS LABORERS' PENSION FUND

14 NEW ENGLAND EXECUTIVE PARK • SUITE 200
BURLINGTON, MASSACHUSETTS 01803-5201
TELEPHONE (781) 272-1000 OR (800) 342-3792 FAX (781) 272-2226

December 13, 2011

Via Facsimile
441-292-1334

Mr. Mark Andrews
Corporate Secretary
Nabors Industries Ltd.
P.O. Box HM3349
Hamilton, HMPX
Bermuda

Dear Mr. Andrews:

On behalf of the Massachusetts Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Nabors Industries Ltd. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 1,150 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Jennifer O'Dell, Assistant Director, LIUNA Department of Corporate Affairs at (202) 942 2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. O'Dell in care of the Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,

Barry C. McAnarney
Executive Director

BCM/gdo
Enclosure

cc: Jennifer O'Dell

Resolved: That the shareholders of Nabors Industries Ltd. ("Company") request that the Board of Director's Compensation Committee adopt a Pay for Superior Performance principle by establishing an executive compensation plan for senior executives ("Plan") that does the following:

- Sets compensation targets for the Plan's annual and long-term incentive pay components at or below the peer group median;
- Delivers a majority of the Plan's target long-term compensation through performance-vested, not simply time-vested, equity awards;
- Provides the strategic rationale and relative weightings of the financial and non-financial performance metrics or criteria used in the annual and performance-vested long-term incentive components of the Plan;
- Establishes performance targets for each Plan financial metric relative to the performance of the Company's peer companies; and
- Limits payment under the annual and performance-vested long-term incentive components of the Plan to when the Company's performance on its selected financial performance metrics exceeds peer group median performance.

Supporting Statement: We feel it is imperative that Nabors' executive compensation be designed to promote a close correlation between pay and performance. Nabors most recent Form 10-K discloses that an investment of $100 on Dec. 31, 2005, was worth $62 at Nabors five years later. While Nabors' performance has been poor its executive compensation has been high.

In an article entitled "Nabors shareholders are looking for payback," *Fortune* (Nov. 22, 2011) it was reported:

> Excessive CEO pay has been a Nabors Industries trademark. . . .
>
> Former CEO Gene Isenberg made over $108 million in the last three years, and as he exits the CEO post to become chair of the energy drilling company, Nabors' (NBR) board is granting what Gary Strauss has suitably called a "platinum kiss," a handsome thank-you estimated to be $100 to $165 million for his services.

Gary Smith's article in USA Today, "CEOs' golden parachute exit packages pass $100 million (Nov. 8, 2011) notes:

> Isenberg's exit deal calls for $100 million cash, plus $26.4 million in stock. Nabors says shares are up '50 fold' under Isenberg since 1987, but lag the Standard & Poor's 500 index the past decade. Moreover, Isenberg, 81, drew over $100 million in pay and bonus in 2008-2010 alone.
>
> 'Nabors has a history of high pay relative to any standards of propriety,' says Robin Ferracone of compensation consultant Farient Advisors and author of *Fair Pay, Fair Play: Aligning Executive Performance and Pay.* 'But $100 million because he no longer has a title is clearly a bad deal for shareholders.'

Further, the SEC has opened an investigation into perquisites received by Nabors' executives, according to *Wall Street Journal online*, "SEC Probes Nabors's Executive Perks, Jets (Nov. 11, 2011). Finally, at last year's annual meeting a majority of shareholders declined to approve the compensation of the Company's named executive officers.

We believe that the Pay for Superior Performance principle presents a straightforward formulation for senior executive incentive compensation that will help establish more rigorous pay for performance features in the Company's Plan

STATE STREET.

Kevin Yakimowsky

Assistant Vice President
Specialized Trust Services
STATE STREET BANK
1200 Crown Colony Drive 0017
Quincy, Massachusetts 02169
kyakimowsky@statestreet.com

telephone +1 617 985 7712
facsimile +1 617 769 6695

www.statestreet.com

Sent Via Fax: 441-292-1334

December 19, 2011

Mr. Mark Andrews
Corporate Secretary
Nabors Industries Ltd.
P.O. Box HM3349
Hamilton, HMPX
Bermuda

Re: Certification of Shareholding in Nabors Industries Ltd. <cusip G6359F103> for MA Laborers Pension Fund

Dear Mr. Andrews,

State Street Bank is the record holder for 1,150 shares of Nabors Industries Ltd. ("Company") common stock held for the benefit of the Massachusetts Laborers Pension Fund ("Fund"). The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to December 14, 2011, the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

As custodian for the Fund, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,

Kevin Yakimowsky